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[LETTERHEAD]




March 13, 2007

VIA EDGAR
AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
ATTN:       Peggy Fisher, Assistant Director
            Thomas A. Jones, Examiner
Mail Stop 6010

Re:         Cirtran Corporation
            Revised Preliminary Information Statement
            Filed February 26, 2007
            File No. 0-49654

Dear Ms. Fisher and Mr. Jones:

We refer you to the letter of the staff of the Commission (the "Staff") dated March 1, 2007 (the "Comment Letter"), with regard to the above-referenced revised preliminary information statement (the "Information Statement") of CirTran Corporation (the "Company" or "CirTran"). This letter is directed to you on behalf of the Company and contains its responses to the Staff's comments set forth in the Comment Letter.

The Company has filed, through its EDGAR agent, a new Preliminary Proxy Staetment (as discussed in more detail below) contemporaneously with the filing of this letter on EDGAR.

For your convenience, the Staff's comment from the Comment Letter has been restated below and is followed by the Company's responses.







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U.S. SECURITIES AND EXCHANGE COMMISSION
March 13, 2007
Page 2

General

1. We note your response to comment 1. It appears that you have solicited consents in violation of Rule 14a-3 to the federal proxy rules, which require you to furnish a "publicly filed preliminary or definitive written proxy statement" in connection with the solicitation of procies (which includes consents), except in narrow circumstances. While it is true that Regulation 14C provides for use of an information statement, that use is predicated on the initial solicitation of consents in a manner that is consistent with the federal proxy rules. See Rule 14a-2 and 14a-3 and the definitions of "solicitation" and "proxy." Please advise why you believe you are in compliance with the solicitation requirements of the federal proxy rules, or explain what steps you will take to correct your noncompliance.

Response to Comment No. 1
-------------------------

         Following a discussion between counsel for the Company and the Staff, the Company has determined to prepare and file a preliminary proxy statement to be used in connection with a special meeting of shareholders to consider the proposal to amend the Company's articles of incorporation to increase the Company's authorized capital and effectuate the stock split. By way of background, these were the only items for which the Company had sought shareholder approval through written consent in connection with the Company's Preliminary Information Statement.

         The Company is unaware of any mechanism for withdrawing the Preliminary Information Statement and the amendment to the Preliminary Information Statement. Nevertheless, the Company has determined to proceed by means of the proxy statement process and will abandon its use of the Preliminary Information Statement.

         By way of additional information, the Company plans to hold a special meeting of shareholders, and will seek, through the definitive proxy statement (when filed) the vote of its shareholders on the amendment to the Company's articles of incorporation. In other words, the Company will not use the consents obtained previously as votes on the proposal to the shareholders.

         We have provided with the hard copy of this letter two clean copies of the Preliminary Proxy Statement, as well as to copies of the Preliminary Proxy Statement redlined against Amendment No. 1 to the Information Statement, to show the changes made. The principal changes were those necessitated by the change from a Schedule 14C to a Schedule 14A, including matters such as returning a proxy, the date and time of the meeting, and how the proxy votes will be counted.



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U.S. SECURITIES AND EXCHANGE COMMISSION
March 13, 2007
Page 3



Conclusion
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The Company is also sending, by separate cover and by EDGAR, a letter in which it makes the written acknowledgements requested in the Comment Letter.

Please contact the undersigned (801-415-3056) or Jeff Jones of this office (801-415-3031) with any additional questions or comments.

Very truly yours,

DURHAM JONES & PINEGAR

/s/ C. Parkinson Lloyd

C. Parkinson Lloyd, Esq.


















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